QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.2

Form of Proxy

Exhibit 99.2

8th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual General Meeting of Suncor Energy Inc. to be held on April 27, 2017

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual, you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Annual General Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. In order for this proxy to be effective, it must be validly signed and submitted so that it is received by Suncor Energy Inc. not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Annual General Meeting or any adjournment or postponement thereof.

9. This proxy should be read in conjunction with the Notice of Annual General Meeting, the Notice of Availability of Proxy Materials and the Management Proxy Circular of Suncor Energy Inc. dated March 1, 2017.

Fold

Proxies submitted must be received by 10:30 am, Mountain Daylight Time, on Tuesday, April 25, 2017.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683)Toll Free	• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now.	• You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01AIAA

Appointment of Proxyholder

I/We, being holder(s) of Suncor Energy Inc. hereby appoint: James W. Simpson, or failing him, Steven W. Williams	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Suncor Energy Inc. to be held at The Metropolitan Centre, 333 Fourth Avenue S.W., Calgary, Alberta on April 27, 2017 at 10:30 AM (Mountain Daylight Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors - The election of the following nominees as directors of Suncor Energy Inc. until the close of the next annual general meeting.

	For	Withhold		For	Withhold		For	Withhold

01. Patricia M. Bedient	☐	☐	02. Mel E. Benson	☐	☐	03. Jacynthe Côté	☐	☐
Fold
04. Dominic D’Alessandro	☐	☐	05. John D. Gass	☐	☐	06. John R. Huff	☐	☐

07. Maureen McCaw	☐	☐	08. Michael W. O’Brien	☐	☐	09. Eira M. Thomas	☐	☐

10. Steven W. Williams	☐	☐	11. Michael M. Wilson	☐	☐

							For	Withhold

2. Appointment of Auditors – Re-appointment of PricewaterhouseCoopers LLP as auditor of Suncor Energy Inc. for the ensuing year.							☐	☐

							For	Withhold

3.  Increase in Common Shares Reserved for Issuance under Suncor Energy Inc. Stock Option Plan – To consider and, if deemed fit, approve an amendment to the Suncor Energy Inc. Stock Option Plan to increase the number of common shares reserved for issuance thereunder by 25,000,000 common shares.

							☐	☐

							For	Withhold

4. Advisory Resolution on Executive Compensation – To accept the approach to executive compensation disclosed in the Management Proxy Circular of Suncor Energy Inc. dated March 1, 2017.							☐	☐	Fold

To vote in the proxy holder’s discretion on any amendments or variations to the matters identified above or such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as

		DD	/MM	/YY

recommended by Management.

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Report – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

SUNQ	218759	AR2

01AIBC

QuickLinks

EXHIBIT 99.2 Form of Proxy